COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

February 6, 2017

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Insurance Trust (the “Registrant”)

Variable Portfolio—Multi-Manager Diversified Income Fund

Variable Portfolio—Multi-Manager Interest Rate Adaptive Fund

(each a “Fund” and together, the “Funds”)

PRE 14A (Preliminary Proxy Statement)

File No. 811-05199

Dear Mr. Cowan:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) on January 31, 2017 for the above-referenced preliminary proxy statement filing (“Filing”). Responses are outlined below.

Comment 1:	Please confirm that the substitution of shares of the Funds for shares of Columbia Variable Portfolio – Government Money Market Fund (the Government MMF) will be consistent with the conditions of the Northwestern National Life Insurance Company No-Action Letter (Pub. Avail. April 10, 1995).

Response:	Our affiliated Participating Insurance Companies have confirmed that the substitution of shares of the Funds for shares of the Government MMF will be consistent with the conditions of the Northwestern National Life Insurance Company No-Action Letter.

Comment 2:	Please amend the last sentence of the Answer to the Question “What will happen to my shares after each Fund is Liquidated?” as follows:

Neither the Participating Insurance Companies nor Columbia Threadneedle will assess any charges or transaction fees to the Funds or Contract Owners as a result of the Transactions.

Response:	The disclosure will be updated as requested.

Comment 3:	Please provide further information about the Government MMF in the Answer to the Question, “How can I get more information about the Money Market Fund?”

Response:	We will amend Answer to the Question as follows:

The Government MMF is a money market fund that seeks to provide shareholders with maximum current income consistent with liquidity and stability of principal. The Government MMF invests at least 99.5% of assets in United States government securities, cash and/or repurchase agreements collateralized solely by government securities or cash. Although the Government MMF seeks to preserve the value of shareholders’ investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Government MMF is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Government MMF’s sponsor has no legal obligation to provide financial support to the Government MMF at any time. For more information about the Government MMF, including its principal investment strategies, principal risks and expense information, see Appendix A to the accompanying Proxy Statement, or contact your Participating Insurance Company or Columbia Funds by writing to Columbia Funds, c/o Columbia Management Investment Services Corp., P.O. Box 8081, Boston, MA 02266-8081 or by calling (800)-345-6611.

Comment 4:	In the Answer to the Question “How can I vote my proxy or instruct my participating Insurance Company to cast my vote?” please update the number to four.

Response:	We will update the Answer.

Comment 5:	Under the heading “The Proposal – Approve a Transaction to Substitute Shares of the Money Market Fund for Shares of the Funds,” please disclose what share class of the Government MMF will be substituted for shares of the Funds.

Response:	We note that the only shares of the Funds outstanding or offered are Class 2 shares. We will amend the disclosure to reflect that Contract Owners of each of the Funds will receive the class of shares of the Government MMF which is currently available in their contract. The disclosure will clarify that if Class 2 shares of the Government MMF are available under the contract, their liquidation proceeds will be invested in Class 2; if only Class 3 shares of the Government MMF are available, their liquidation proceeds will be invested in Class 3 shares. Contract Owners may determine which share class of the Government MMF is available by reviewing the contract’s prospectus or contacting their Participating Insurance Company.

Comment 6:	Include a discussion of what will happen if the Transaction is not approved.

Response:	We will add the following:

If the Transaction is not approved, Columbia Threadneedle would continue to manage the Funds and consider with the Funds’ Board appropriate action. As discussed above, the Board, based on a recommendation from Columbia Threadneedle, believes it is in the best interests of each Fund and its shareholders to liquidate and terminate each Fund.

Comment 7:	Under the heading “The Proposal – Approve a Transaction to Substitute Shares of the Money Market Fund for Shares of the Funds,” please amend the penultimate sentence in the seventh paragraph to clarify the purpose of soliciting shareholder approval.

Response:	We will replace the disclosure as follows:

Under SEC guidance, a substitution order is not required if contract owners approve the substitution and certain other conditions are satisfied. Each Fund is soliciting shareholder approval to satisfy this requirement.

Comment 8:	In the “Quorum and Method of Tabulation” section, state that representation by the Participating Insurance Companies at the Meeting will be sufficient to constitute a quorum of all shares of each Fund.

Response:	We will add the requested disclosure.

Comment 9:	Please discuss the manner by which Fund shares held by affiliates will be voted.

Response:	Participating Insurance Companies will “echo vote” shares that they hold. Other than Participating Insurance Companies, the only investments in the Funds are seed capital investments made by Columbia Threadneedle, the Funds’ investment manager. Pursuant to Columbia Threadneedle’s proxy voting policy, voting shares of the Funds is treated as presenting a potential material conflict of interest and, as a result, those shares will be voted in accordance with the recommendation of an independent third party. Seed capital represents less than 1%% of each Fund’s net assets.

Comment 10:	Please consider moving the disclosure in Appendix A into the body of the proxy statement.

Response:	After consideration, we respectfully decline to move Appendix A into the body of the proxy statement. We believe locating the information about Government MMF in the Appendix enhances clarity for shareholders. We note that Appendix A will be bound with the proxy statement and both will be distributed to shareholders during the solicitation period. We also note that the use of an appendix or exhibit is consistent with past Combined proxy statements/prospectuses on Form N-14 for other Columbia Funds.

Comment 11:	In Appendix A, please disclose what share class of the Government MMF will be substituted for shares of the Funds.

Response:	We will add the following disclosure:

Contract Owners will receive shares of the share class of the Government MMF that is currently available under the contract they own; in either case, Class 2 or Class 3. Contract Owners may determine which share class of the Government MMF is available under their contract by reviewing the contract’s prospectus or contacting their Participating Insurance Company.

Comment 12:	Please explain why class-by-class voting is not required by Rule 18f-3 under the Investment Company Act of 1940, as amended, given that the Government MMF has different classes.

Response:	The Funds only have Class 2 shares outstanding, making the comment moot.

Comment 13:	In Appendix A, under the heading “Fees and Expenses of the Fund,” please show current fees and expenses for the Government MMF in the Fee Table.

Response:	The Proxy Statement includes the fee and expense table included in the Government MMF’s current prospectus. The Government MMF has not yet issued audited financial statements for its fiscal year ended December 31, 2016. As a result, we believe disclosing the fee and expense information included in the current prospectus is the most appropriate presentation of that fund’s fee and expenses. We note that the net and gross expense ratio of each share class of the Government MMF is lower than those of each of the Funds.

Comment 14:	Please include the voting URL provided to shareholders on the proxy card in the proxy statement.

Response:	The voting URL will be added to the proxy statement. We note, however, including the voting URL in future proxy statements will not always be possible because shares of a fund may be held by Broadridge Financial Solutions, Inc., which distributes a distinct URL to that population of shareholders.

Comment 15:	Supplementally, please confirm that contract holders and shareholders will receive proxy cards or voting instruction cards that only enable them to vote on the proposal of the Fund(s) in which they are invested despite the fact that the cards name both Funds.

Response:	We confirm that contract holders will receive proxy cards that only reference the Fund(s) in which they are invested.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

If you have any questions, please contact either me at (617) 385-9536 or Matthew Fleischer at (212) 716-2986.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga Vice President and Secretary Columbia Funds Variable Insurance Trust

3